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                          October 13, 2022

       Barry Quart, Pharm.D.
       Chief Executive Officer
       Heron Therapeutics, Inc.
       4242 Campus Point Court, Suite 200
       San Diego, CA 92121

                                                        Re: Heron Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 7,
2022
                                                            File No. 333-267781

       Dear Barry Quart:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jason
Drory at 202-551-8342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Branden C. Berns